THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES.  THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE U.S.  THE COMPANY DOES NOT INTEND TO CONDUCT THE OFFER IN THE U.S. OR TO PERSONS RESIDING IN THE U.S.

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 6, 2007, in Kyoto, Japan

Nidec Extends Tender Offer for Japan Servo Until April 23, 2007

Nidec Corporation (“Nidec”, NYSE: NJ) announced today pursuant to Article 27-8, paragraphs 8 of the Securities and Exchange Law of Japan that it has extend the tender offer for shares of common stock in Japan Servo Co., Ltd. (“Japan Servo”, Tokyo Stock Exchange Second Section: 6585) until Monday, April 23, 2007.

The tender offer, which was previously set to expire on April 12, 2007, has been extended to reflect the fact that Hitachi, Ltd., the parent company of Japan Servo, now intends to tender up to 51.00%, rather than 46.47% as previously announced, of Japan Servo’s total outstanding shares in the tender offer.

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